Deep Zone Aquatic Center LLC

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
Deep Zone Aquatic Center LLC

We have reviewed the accompanying financial statements of Deep Zone Aquatic Center LLC (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Deep Zone Aquatic Center LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has yet to receive financing or begin operations. These conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
April 16, 2024

Deep Zone Aquatic Center LLC

Balance Sheet

As of December 31, 2023 and 2022

(unaudited)

	2023		2022	
Assets				
Cash and cash equivalents	$	-	$	-
Total Current Assets		-		-
Total Assets		-		-
Liabilities & Members' Equity				
Liabilities				
Accounts payable and accrued expenses		-		-
Total Current Liabilities		-		-
Total Liabilities		-		-
Members' Equity				
Members' contributed capital		-		-
Retained Earnings		-		-
Total Members' Equity		-		-
Total Liabilities & Members' Equity	$	-	$	-

4

See independent accountant's review report. The accompanying notes are an integral part of these financial

Deep Zone Aquatic Center LLC
Statement of Income
For the years ended December 31, 2023 and 2022
(unaudited)

	2023	2022
Operating Expenses		
Salaries and wages	$ -	$ -
Other operating expense	-	-
Net Income (Loss)	$ -	$ -

Deep Zone Aquatic Center LLC
Statement of Changes in Members' Equity
For the years ended December 31, 2023 and 2022
(unaudited)

	Retained Earnings	Total Members' Equity
Balance at January 1, 2022	-	-
Net income (loss)	-	-
Balance at December 31, 2022	$ -	$ -
Net income (loss)	-	-
Balance at December 31, 2023	$ -	$ -

See independent accountant's review report. The accompanying notes are an integral part of these financial

Deep Zone Aquatic Center LLC
Statement of Cash Flows
For the years ended December 31, 2023 and 2022
(unaudited)

	2023	2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	-	-
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	-	-
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	-	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	-	-
Net Cash Provided by (Used in) Operating Activities	$ -	$ -
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	-	-
Net Cash Provided by (Used in) Investing Activities	-	-
Cash Flows from Financing Activities		
Proceeds from issuance of debt	-	-
Net Cash Provided by (Used in) Financing Activities	-	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-	-
Cash, cash equivalents, and restricted cash at beginning of year	-	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	$ -	$ -

See independent accountant's review report. The accompanying notes are an integral part of these financial

Notes to the Financial Statements

Deep Zone Aquatic Center LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

Deep Zone Aquatic Center LLC (the Company) is an aquatic facility designed to provide a facility where scuba divers , freedivers, snorkelers, swimmers and everyone that enjoys aquatic activities can come to further their skills, the first of its kind in the USA. We will be offering classes for learning how to swim all the way to taking courses for additional recreational scuba certifications to learning technical diving. We will also be involved with the aerospace industry, medical fields, major manufacturers, submersible testing, robotic AI arm testing and others. Deep Zone will offer a full line of scuba and freediving gear from all the major manufacturers for purchase on our retail side. Since we are the first of this type facility to be built in the USA we expect a fair amount of tourists or spectators to visit, not just from the USA but also from South America all the way to Russia. We are located conveniently south of Houston, Texas across the freeway from NASA and the Houston Spaceport.

The Company was organized in the State of Texas on March 11, 2022.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

See independent accountant's review report. The accompanying notes are an integral part of these financial

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurements.

e. Significant risks and uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

g. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Members' equity

Deep Zone Aquatic Center LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Under the Company's operating agreement, each Member's interest in the Company, including such Member's interest, if any, in the capital, income, gain, loss, deduction and expense of the Company and the right to vote, shall be represented by Units. The Company initially shall have two classes of Units, designated Preferred A and Common F Units, with equal rights in terms of voting and profit sharing.

The Company has authorized 4,000,000 Preferred A Units and 1,000,000 Common F Units. As of December 31, 2023 and 2022 zero Units had been issued. Refer to subsequent events discussion at Note 5 for details on shares issued in 2024.

3. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future. The Company has yet to receive funding or begin operations which raises uncertainty about the Company's ability to continue as a going concern. The Company plans to raise funds through a Reg CF offering to mitigate this concern. The Company's ability to begin operations and meet its obligations as they become due is dependent upon the success of management's plans.

5. Subsequent events

During 2024, the Company issued 4,000,000 Preferred A Units to its founder, representing 80% of all available Units in the Company.

Management evaluated all activity of the Company through April 16, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial